Exhibit 12

Ratio of Earnings To Combined Fixed Charges

And Preferred Stock Dividend Requirements

(In Millions)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Consolidated pretax income (loss) from continuing operations	$387.8	$368.1	$285.2	$(35.2)	$(57.3)
Undistributed earnings of non-consolidated affiliates	.1	.1	4.2	.1	(1.3)
Amortization of capitalized interest	2.0	2.0	2.0	2.0	1.8
Interest expense	3.6	4.5	.8	4.4	6.5
Acceleration of debt issuance costs	1.7
Interest portion of rental expense	6.2	6.2	7.5	8.6	9.4

Earnings (loss)	$401.4	$380.9	$299.7	$(20.1)	$(40.9)

Interest expense	$3.6	$4.5	$.8	$4.4	$6.5
Acceleration of debt issuance costs	1.7
Interest portion of rental expense	6.2	6.2	7.5	8.6	9.4
Preferred Stock dividend requirements	7.4	6.8	6.5

Fixed Charges and Preferred Stock Dividend Requirements	$18.9	$17.5	$14.8	$13.0	$15.9

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	21.2x	21.8x	20.3x	(1)	(2)

(1)	For the year ended December 31, 2003, earnings were inadequate to cover fixed charges. We would need an additional $33.1 million of earnings in order to cover our fixed charges.

(2)	For the year ended December 31, 2002, earnings were inadequate to cover fixed charges. We would need an additional $56.8 million of earnings in order to cover our fixed charges.